

LETTER OF INTENT

THIS LETTER OF INTENT (this "Agreement") is entered into this 7th day of July, 2009, between Americas Energy Company ("AEC") and D & D Energy, Inc. ("DDE").

Premises

Summary Proposed Terms of Agreement between AEC and DDE (the "Summary Proposed Terms") are attached hereto as Exhibit A. The Summary Proposed Terms offer a brief description of terms of the proposed Transaction for purposes of this Agreement.

In consideration of the mutual covenants and agreements contained herein, the adequacy of which is hereby acknowledged by each party and the parties hereby agree as follows:

1. Good Faith Negotiations.

AEC and DDE acknowledge that each party is incurring and will continue to incur substantial costs and expenses with their evaluation and negotiation of the Transaction. The parties of AEC and DDE agree that during the period from the date hereof until August 1st, 2009 said parties will negotiate in good faith with the goal of entering into mutually acceptable written agreements regarding the Transaction by August 15th, 2009.

2. Expenses.

Each of AEC and DDE agrees that it shall be responsible for the payment of its own investment banking, legal or other professional fees incurred in connection with this Agreement and the proposed Transaction.

3. Intent Regarding Underlying Transaction.

A binding commitment with respect to the Transaction will exist only upon the execution of mutually acceptable definitive written agreements, containing such covenants, representations, warranties, closing conditions and other provisions as the parties may agree. However, the Transaction is further subject to due diligence (the general scope of which has been discussed by the parties) and the approval of the definitive written agreements by the respective boards of directors of AEC and DDE Except for the provisions of this Agreement, the parties hereto each hereby waives, in advance, any claims (including, without limitation, breach of contract) in connection with proposed Transaction contemplated hereby unless and until AEC and DDE shall have entered into definitive written agreements with respect thereto.

4. Due Diligence

The parties intend to commence and complete due diligence as soon as possible from the date hereof.

5. Confidentiality.

The terms of the Confidentiality Agreement shall remain in full force and effect.

6. Termination.

This Agreement shall terminate if mutually acceptable definitive written agreements concerning the Transaction are not executed by September 1, 2009. Termination of the Agreement shall not, however, release any party hereto from liability for any breach of the Agreement or the Confidentiality Agreement.

7. Governing Law.

This Agreement shall be governed by and in accordance with the laws of the State of Kentucky.

8. Amendments.

This Agreement may not be amended except in writing by the parties hereto.

9. Counterparts

This Agreement may be executed in one or more counterparts, and all such counterparts taken together will constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first written above.

Americas Energy Company



By:_____

Chris Headrick, President

D & D Energy, Inc.



By:_____

Jimmy Dunn, President

Vice President

Title

EXHIBIT - A

Purpose of the Agreement

Purpose: The purpose of the agreement shall be the acquisition of a corporation owning permits and mineral rights in a (182 acres) mineral lease in operation in Cumberland County, Kentucky.

Proposed Purchase Price

AEC agrees to pay One hundred fifty thousand Dollars ($150,000). for DDE. The purchase price includes the following assets:

Fields of Business

AEC shall provide:

1. Escrow of $25,000 (Held by Patrick White, Esq. Oak Ridge, TN) released upon completion of Due Diligence.-

2. Additional purchase money of $125,000 payable upon completion of Due Diligence period.

3. Employment Agreements for DDE executives (Jimmy Dunn, Jr., and George Frankenberg) with salaries and benefit packages comparable to other executive's in the same industry.

DDE shall provide

1. Provide all Valid Permits for the DDE operations in Cumberland County, Kentucky.

2. Provide all Mineral Lease information on the DDE operations.

3. Cure all outstanding deficiencies at the DDE operations and indemnify AEC against any future claims from any and all parties on the corporation incurred prior to the purchase.

4. Provide all known scientific and engineering data on the property.

5. Assist AEC in obtaining the Mineral Lease on the adjacent properties (totaling approximately 1700 acres) on terms similar to those obtained for DDE for an additional $300,000.

Termination

Non-binding Authority of the Proposed Terms: This Summary of Proposed Terms is not binding on AEC or DDE Neither AEC nor DDE shall have any obligation to proceed with the joint venture described herein unless and until each enters into binding definitive documentation, and each reserves the right to terminate discussions for any reason or for no reason.